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                          HOLT'S CIGAR HOLDINGS, INC.

                       AMENDMENT NUMBER 1 TO THE ENCLOSED
           SCHEDULE 14D-9 (RULE 14d-101) SOLICITATION/RECOMMENDATION
          STATEMENT FILED ON NOVEMBER 14, 2000 UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

           THIS AMENDMENT NUMBER 1 ADDRESSES IMPORTANT CHANGES IN THE
      INFORMATION SET FORTH IN THE ENCLOSED SCHEDULE 14D-9 (RULE 14d-101)
        PREVIOUSLY PUBLISHED AND FILED WITH THE SECURITIES AND EXCHANGE
         COMMISSION. THESE CHANGES AROSE FOLLOWING THE PUBLICATION AND
        FILING OF SCHEDULE 14D-9 (RULE 14d-101) ON NOVEMBER 14, 2000 AND
         THEREFORE ARE INCLUDED AS AMENDMENTS THERETO. IT IS IMPORTANT
              THAT YOU READ SCHEDULE 14D-9 (RULE 14d-101) AND THIS
                         AMENDMENT NUMBER 1 CAREFULLY.

                               NOVEMBER 17, 2000
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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                            ------------------------

                          HOLT'S CIGAR HOLDINGS, INC.
                           (NAME OF SUBJECT COMPANY)

                          HOLT'S CIGAR HOLDINGS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  436598 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                     KEITH GOORSKY, CHIEF FINANCIAL OFFICER
                          HOLT'S CIGAR HOLDINGS, INC.
                              12270 TOWNSEND ROAD
                        PHILADELPHIA, PENNSYLVANIA 19154
                                 (215) 676-8778
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

                            RICHARD N. WEINER, ESQ.
                     STRADLEY, RONON, STEVENS & YOUNG, LLP
                            2600 ONE COMMERCE SQUARE
                     PHILADELPHIA, PENNSYLVANIA 19103-7098
                                 (215) 564-8000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on November 14, 2000, by Holt's Cigar Holdings, Inc., a Delaware corporation (the "Company"), relating to the tender offer by HCH Acquisition Corp., a Delaware corporation (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time), dated November 14, 2000, to purchase all of the outstanding common stock, par value $0.001 per share (the "Shares") not already owned by the Fuente Investment Partnership and Robert G. Levin (collectively, the "Purchaser Stockholders"), at a price of $5.50 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

ITEM 8.  ADDITIONAL INFORMATION.

     Item 8 is hereby amended and supplemented by adding the following information:

          Certain Legal Proceedings. Lucia Curti, a purported stockholder of the Company (the "Plaintiff"), instituted an action relating to the Offer in the Court of Chancery of the State of Delaware, County of New Castle, on November 13, 2000. The complaint names as defendants Robert G. Levin, Carlos A. Fuente, Sr., Carlos P. Fuente, Jr., Marvin B. Sharfstein, Harvey
     W. Grossman, Michael Pitkow, Fuente Investment Partnership, the Purchaser and the Company (collectively, the "Defendants"). The complaint states that the action is a class action brought on behalf of the Company's stockholders, other than (1) the Defendants and (2) any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants (the "Class"). The complaint alleges, among other things, that the Purchaser, Robert G. Levin, Fuente Investment Partnership, Carlos A. Fuente, Sr., and Carlos P. Fuente, Jr., with the acquiescence of the directors of the Company, have breached their fiduciary duties as controlling stockholders of the Company by engaging in a self-dealing transaction to the detriment of the Plaintiff and the other members of the Class and by not proposing to pay a fair and adequate price for the Shares. The suit seeks injunctive relief, rescission of any consummated transactions, damages and attorney's fees.

     The Company believes that the complaint is without merit and intends to defend the lawsuit vigorously. The above description of the lawsuit is qualified in its entirety by the complaint, a copy of which has been filed as Exhibit
(a)(5)(i) and incorporated herein by reference.

ITEM 9.  EXHIBITS.

     Item 9 is hereby amended and supplemented by the addition of the following exhibit hereto:

(a)(5)(i) Complaint filed in an action entitled Lucia Curti v. Robert G. Levin, Carlos A. Fuente, Sr., Carlos P. Fuente, Jr., Marvin B. Sharfstein, Harvey W. Grossman, Michael Pitkow, Fuente Investment Partnership, HCH Acquisition Corp. and Holt's Cigar Holdings, Inc. (Court of Chancery of New Castle County, Delaware, Civil Action No. 18497).
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Holt's Cigar Holdings, Inc.

                                          By: /s/ KEITH GOORSKY
                                            ------------------------------------
                                            Name: Keith Goorsky
                                            Title: Chief Financial Officer

Dated: November 17, 2000

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                                 EXHIBIT INDEX

(a)(5)(i) Complaint filed in action entitled Lucia Curti v. Robert G. Levin, Carlos A. Fuente, Sr., Carlos P. Fuente, Jr., Marvin B. Sharfstein, Harvey W. Grossman, Michael Pitkow, Fuente Investment Partnership, HCH Acquisition Corp. and Holt's Cigar Holdings, Inc. (Court of Chancery of New Castle County, Delaware, Civil Action No. 18497).

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